Shareholder meeting

The fund held its Annual Meeting of Shareholders on January 24, 2017. The following proposal was considered by the shareholders:

Proposal: Election of thirteen (13) Nominees to serve until their respective successors have been duly elected and qualified

	Total votes	Total votes withheld
	for the nominee	from the nominee
Independent Trustees
Charles L. Bardelis	7,040,497.509	215,448.948
Peter S. Burgess	7,031,998.544	223,947.913
William H. Cunningham	7,045,068.509	210,877.948
Grace K. Fey	7,048,449.966	207,496.491
Theron S. Hoffman	7,042,975.938	212,970.519
Deborah C. Jackson	7,033,063.929	222,882.528
Hassell H. McClellan	7,046,226.424	209,720.033
James M. Oates	7,043,460.938	212,485.519
Steven R. Pruchansky	7,048,968.459	206,977.998
Gregory A. Russo	7,051,938.023	204,008.434
Non-Independent Trustee
James R. Boyle	7,040,705.001	215,241.456
Craig Bromley	7,054,541.966	201,404.491
Warren A. Thomson	7,048,632.481	207,313.976